Exhibit 99.76

CARBON STREAMING CORPORATION

(formerly Mexivada Mining Corp.)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED MARCH 31, 2021 AND 2020

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

CARBON STREAMING CORPORATION (Formerly Mexivada Mining Corp.)

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars) (Unaudited)

	As at March 31, 2021	As at June, 2020
Assets

Current Assets
Cash	$35,408,356	$310,202
Amounts receivable and prepaid	222,146	2,934

Total Assets	$35,630,502	$313,136

Liabilities and Shareholders’ Equity

Current Liabilities
Accounts payable and accrued liabilities (Note 3)	$447,645	$131,815

Total Liabilities	447,645	131,815

Shareholders’ Equity
Share capital (Note 4)	50,368,273	14,551,527
Reserves	3,961,531	1,885,388
Deficit	(19,146,947)	(16,255,594)

Total Shareholders’ Equity	35,182,857	181,321

Total Liabilities and Shareholders’ Equity	$35,630,502	$313,136

Nature and continuance of operations (Note 1)

Subsequent events (Note 9)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CARBON STREAMING CORPORATION (Formerly Mexivada Mining Corp.)

Condensed Interim Consolidated Statements of Net and Comprehensive Loss

(Expressed in Canadian Dollars) (Unaudited)

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2021	2020	2021	2020
Expenses
Salaries and fees (Note 6)	$269,163	$-	$299,163	$-
Consulting fees (Note 6)	149,318	7,500	627,670	7,500
Foreign exchange gain	96,940	16,415	96,940	15,069
Office and general	61,275	-	66,243	-
Professional fees	89,706	2,500	128,981	17,500
Regulatory fees	15,903	57,283	29,206	57,283
Share based compensation (Notes 5 and 6)	1,643,150	-	1,643,150	-

Net and Comprehensive Loss for the Period	$(2,325,455)	$(83,698)	$(2,891,353)	$(97,352)

Basic and Diluted Loss per Share	$(0.06)	$(0.12)	$(0.12)	$(0.14)

Weighted Average Number of Common Shares Outstanding - Basic and Diluted	39,716,696	695,636	23,292,225	695,636

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CARBON STREAMING CORPORATION (Formerly Mexivada Mining Corp.)

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars) (Unaudited)

	Nine Months Ended March 31,
	2021	2020

Operating Activities
Net loss for the period	$(2,891,353)	$(97,352)
Items not affecting cash
Foreign exchange	-	15,069
Share based compensation	1,643,150	-
Changes in non-cash working capital items:
Amounts receivable and prepaid	(219,212)	-
Accounts payable and accrued liabilities	315,830	14,646

Net Cash Used in Operating Activities	(1,151,585)	(67,637)

Financing Activities
Common shares issued for cash (Note 4(b))	36,249,739	-
Loans payable	-	67,637

Net Cash provided by Financing Activities	36,249,739	67,637

Net change in Cash	35,098,154	-
Cash, Beginning of Period	310,202	-

Cash, End of Period	$35,408,356	$-

Supplemental Information

Interest paid	$-	$-
Income taxes paid	$-	$-

The accompanying notes are an integral part of these condensed interim consolidated financial statements

CARBON STREAMING CORPORATION (Formerly Mexivada Mining Corp.)

Condensed Interim Consolidated Statements of Changes in Shareholders’ (Deficiency) Equity

(Expressed in Canadian Dollars) (Unaudited)

	Share Capital		Warrant	Share-based payment
	Number	Amount	reserve	reserve	Deficit	Total
Balance, June 30, 2019	695,636	$13,846,500	$-	$1,885,388	$(16,146,840)	$(414,952)
Net loss for the period	-	-	-	-	(97,352)	(97,352)

Balance, March 31, 2020	695,636	13,846,500	-	1,885,388	(16,244,192)	(512,304)
Shares issued for cash	14,280,000	714,000	-	-	-	714,000
Share issuance costs	-	(8,973)	-	-	-	(8,973)
Net loss for the period	-	-	-	-	(11,402)	(11,402)

Balance, June 30, 2020	14,975,636	14,551,527	-	1,885,388	(16,255,594)	181,321
Shares issued for cash, net of costs (Note 4(b)(i)(ii)(iii))	62,819,268	35,816,746	432,993	-	-	36,249,739
Share based compensation (Note 5)	-	-	-	1,643,150	-	1,643,150
Net loss for the period	-	-	-	-	(2,891,353)	(2,891,353)

Balance, March 31, 2021	77,794,904	$50,368,273	$432,993	$3,528,538	$(19,146,947)	$35,182,857

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

CARBON STREAMING CORPORATION (Formerly Mexivada Mining Corp.)

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended March 31, 2021

(Expressed in Canadian Dollars) (Unaudited)

1. Nature and continuance of operations

Carbon Streaming Corporation (formerly Mexivada Mining Corp.) (the “Company”) was incorporated on September 13, 2004 under the Business Corporations Act (British Columbia), and historically its principal activity has been the exploration of mineral properties.

On June 15, 2020, the Company changed its name to Carbon Streaming Corporation and repurposed its principal activity as a streaming and royalty investment vehicle that offers investors exposure to carbon credits, a key instrument being used by both governments and corporations to achieve their climate goals, and to provide investors a way to invest in a low carbon future. The Company’s shares are not presently listed for trading on any stock exchange.

The head office, principal address and records office of the Company are located at 4 King Street West, Toronto, Ontario, Canada, M5H 1B6. The Company’s registered address is Suite 2900 – 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1J5.

During the first quarter of calendar 2020, there was a global outbreak of a novel coronavirus identified as “COVID-19”. On March 11, 2020, the World Health Organization declared a global pandemic. In order to combat the spread of COVID-19, governments worldwide have enacted emergency measures including travel bans, legally enforced or self- imposed quarantine periods, social distancing and business and organization closures. These measures have caused material disruptions to businesses, governments and other organizations resulting in an economic slowdown and increased volatility in national and global equity and commodity markets.

Central banks and governments, including Canadian federal and provincial governments, have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of any interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operations in future periods.

These condensed interim consolidated financial statements of the Company for the three and nine months ended March 31, 2021 were approved and authorized for issue by the Board of Directors on May 28, 2021.

2. Significant accounting policies and basis of presentation

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee.

The same accounting policies and methods of computation are followed in these condensed interim consolidated financial statements as compared with the most recent annual consolidated financial statements as at and for the year ended June 30, 2020.

Basis of preparation

These condensed interim consolidated financial statements have been prepared on an accrual basis, except for cash flow information and are based on historical costs, modified where applicable for financial instruments measured at fair value. These financial statements are presented in Canadian dollars, which is the Company’s functional currency.

CARBON STREAMING CORPORATION (Formerly Mexivada Mining Corp.)

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended March 31, 2021

(Expressed in Canadian Dollars) (Unaudited)

2. Significant accounting policies and basis of presentation (continued)

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, 1253661 B.C. Ltd., which was acquired on June 17, 2020 in conjunction with a three-cornered amalgamation (the “Transaction”).

The three-cornered amalgamation was executed between a then existing subsidiary of the Company, 1247374 B.C. Ltd. (“Subco”), and a third company 1247372 B.C. Ltd (“Fundco”). At the time of the Transaction, neither Subco nor Fundco met the definition of a business under IFRS 3, Business Combinations. Prior to the Transaction, Fundco had advanced loans to the Company. The Transaction was recognized as a transaction with owners whereby the Company received cash of $714,000, less issuance costs, and issued 14,280,000 common shares to the former shareholders of Fundco. Subco and Fundco amalgamated as part of the Transaction and continued as 1253661 B.C. Ltd.

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Accounting standards, amendments and interpretations issued

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

3. Accounts payable and accrued liabilities

	As at March 31, 2021	As at June, 2021
Accounts payable	$447,645	$76,443
Accrued liabilities	-	47,872
Due to related parties	-	7,500
	$447,645	$131,815

4. Share capital

a) Authorized share capital

Unlimited number of voting common shares without par value and unlimited number of preferred shares without par value.

b) Issued share capital

On June 15, 2020, the Company completed a 100-old for 1-new share consolidation and a name change. All common shares, warrants, options, loss per share and weighted average number of shares outstanding have been retroactively restated to reflect this share consolidation.

At March 31, 2021, there were 77,794,904 issued and fully paid common shares (June 30, 2020 – 14,975,636).

(i) During December 2020, the Company, in two tranches, issued 4,850,000 units for gross proceeds of $242,500. Each unit is comprised of one common share and one share purchase warrant, with 1,400,000 warrants exercisable at $0.125 until December 16, 2025 and 3,450,000 warrants exercisable at $0.125 until December 22, 2025.

CARBON STREAMING CORPORATION (Formerly Mexivada Mining Corp.)

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended March 31, 2021

(Expressed in Canadian Dollars) (Unaudited)

4. Share capital (continued)

(ii) On January 27, 2021, the Company closed a non-brokered private placement of 14,670,000 units at $0.25 per unit for gross proceeds of $3,667,500. Each unit is comprised of one common share and one share purchase warrant, with each warrant exercisable at $0.75 until January 27, 2026.

(iii) On March 11, 2021, the Company closed a non-brokered private placement of 43,299,268 units at $0.75 per unit for gross proceeds of $32,474,451. Each unit is comprised of one common share and one share purchase warrant, with each warrant exercisable at $1.50 until March 2, 2026. In connection with this private placement, the Company paid cash commission of $43,200 and other cash costs of $91,512. The warrants were valued at $0.01 per warrant for an aggregate value of $432,993 using the residual method.

5. Stock options and restricted share units

(a) Stock options

The Company has a stock option plan where the directors are authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.

The following table reflects the continuity of stock options for the periods ended March 31, 2021 and 2020:

	Number of stock options	Weighted average exercise price (CAD$)
Balance, March 31, 2020 and June 30, 2020	-	-
Granted (i)	2,950,000	0.75
Balance, March 31, 2021	2,950,000	0.75

(i) On March 31, 2021, the Company granted a total of 2,950,000 stock options to certain directors, officers, advisors and consultants of the Company. The stock options are exercisable at a price of $0.75 per share, expire on March 31, 2026 and vested immediately. The fair value of the stock options was estimated to be $1,643,150 using the Black- Scholes option pricing model and the following assumptions: exercise price of $0.75, share price of $0.75, risk free interest rate of 0.99%, an expected life of 5 years and an expected volatility of 100%.

The following table reflects the Company’s stock options outstanding and exercisable as at March 31, 2021:

		Grant	Weighted average	Weighted average remaining
Options outstanding	Options exercisable	date fair value ($)	exercise price (CAD$)	contractual life (years)	Expiry date
2,950,000	2,950,000	-	0.75	5.00	March 31, 2026

CARBON STREAMING CORPORATION (Formerly Mexivada Mining Corp.)

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended March 31, 2021

(Expressed in Canadian Dollars) (Unaudited)

5. Stock options and restricted share units (continued)

(b) Restricted share units (“RSU”)

The maximum aggregate number of shares reserved for issuance under the RSU Plan, together with the Company’s stock option plan shall not exceed a combined total of 10% of the Company’s issued and outstanding shares.

Number of RSUs

Balance, March 31, 2020 and June 30, 2020	-
Granted (i)	2,200,000
Balance, March 31, 2021	2,200,000

(i) On March 31, 2021, the Company granted 2,200,000 RSUs to certain officers, directors and consultants which at the Board’s discretion can be settled in cash, equity or a combination thereof and vest as follows: 733,333 on the first, second and third anniversaries of the date of grant. The grant date fair value of the RSUs was $1,908,885.

For the three and nine months ended March 31, 2021, the Company recorded share based compensation expense for these RSU’s of $nil.

6. Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2021	2020	2021	2020
Salaries and fees (1)	$120,706	$2,500	$290,738	$7,500
Consulting fees(1)	38,236	-	38,236	-
Share based compensation	946,900	-	946,900	-
	$1,105,842	$2,500	$1,275,874	$7,500

(1) Management fees and salaries paid to the executive officers and directors for their services.

CARBON STREAMING CORPORATION (Formerly Mexivada Mining Corp.)

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended March 31, 2021

(Expressed in Canadian Dollars) (Unaudited)

7. Financial instrument fair value and risks factors

Fair value

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

●	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments include cash, accounts payable and accrued liabilities. The carrying value of these financial instruments approximates their fair value. Cash is measured based on Level 1 input of the fair value hierarchy.

Risk factors

The Company is exposed in varying degrees to a variety of financial instrument related risks. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s cash balance is mainly held in credit worthy financial institutions and in trust with the Company’s legal counsel. Credit risk has been assessed as low.

Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company is exposed to currency risk as it incurs certain expenditures that are denominated in United States dollars while its functional currency is the Canadian dollar. The Company does not hedge its exposure to fluctuations in foreign exchange rates. The Company’s held cash of $22,843,102 in Canadian dollars and $12,565,254 in United States dollars. As the Company has a number of transactions in foreign currencies, currency risk has been assessed as moderate.

Assuming all other variables remain constant, a 5% weakening or strengthening of the Canadian dollar against the US dollar would result in a change of approximately $632,000 to loss and comprehensive loss.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its bank accounts. The income earned on the bank account was subject to the movements in interest rates. The Company has no-interest bearing debt. Therefore, interest rate risk has been assessed as nominal.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash balances. Under current market conditions, liquidity risk has been assessed as low.

CARBON STREAMING CORPORATION (Formerly Mexivada Mining Corp.)

Notes to the Condensed Interim Consolidated Financial Statements

For the Three and Nine Months Ended March 31, 2021

(Expressed in Canadian Dollars) (Unaudited)

8. Capital management

The Company’s policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of shareholders’ equity of $35,182,857 at March 31, 2021 (June 30, 2020 - $181,321).

There were no changes in the Company’s approach to capital management during the period.

The Company is not subject to any externally imposed capital requirements.

9. Subsequent events

(i) On May 17, 2021, the Company announced its first carbon credit streaming investment. Carbon Streaming Corporation has agreed to invest US$6 million to implement the proposed MarVivo Blue Carbon Conservation Project in Magdalena Bay in Baja California Sur, Mexico which is focused on the conservation of mangrove forests and their associated marine habitat. The project is anticipated to be one of the largest blue carbon conservation projects in the world and once implemented is estimated to reduce emissions by 26 million tonnes of carbon dioxide equivalent (CO2e) over 30 years by conserving and sustainably managing approximately 22,000 hectares of mangroves and 137,000 hectares of its marine environment across Baja’s largest mangrove forest.

(ii) On May 12, 2021, the Company closed a non-brokered private placement of 11,611,000 shares at $1.00 per share for gross proceeds of $11,611,000. Also on May 12, 2021, the Company issued 8,900,000 shares for the exercise of warrants at an exercise price of $0.125 for gross proceeds of $1,112,500.

(iii) On May 28, 2021, the Company issued 4,380,000 shares for the exercise of warrants at an exercise price of $0.125 for gross proceeds of $547,500.

(iv) On April 9, 2021, in exchange for services, the company issued 333,333 units. Each unit is comprised of one common share and one share purchase warrant, with each warrant exercisable at $1.50 until March 2, 2026.

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